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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.    )*

                                  ENCAD, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                          COMMISSION FILE NO. 0-23034
--------------------------------------------------------------------------------
                                (CUSIP Number)

RICHARD H. PICKUP, c/o WEDBUSH MORGAN SECURITIES, INC., 610 NEWPORT CENTER DR., SUITE 1300, NEWPORT BEACH, CALIFORNIA 92660 - (714) 759-1311
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 APRIL 8, 1998
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------                                     ------------------
CUSIP NO.    0-23034                                           PAGE 2 OF 8 PAGES
-------------------------                                     ------------------
--------------------------------------------------------------------------------
   1 NAME OF REPORTING PERSON Richard H. Pickup, an individual - ####-##-#### S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       DRP Charitable Remainder Unitrust - #88-6055771
       TMP Charitable Remainder Unitrust - #88-6055770
       Pickup Charitable Remainder Unitrust II - #33-056397
       Dito Devcar Corporation, a Nevada corporation - #88-0294385
       Dito Caree, LP, a Nevada limited partnership - #88-0303506
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
       FF and WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
       Richard H. Pickup is a resident of the State of California and a citizen the United States. All other reporting entities were formed and organized under and pursuant to the laws of the State of Nevada.
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          Dito Devcar Corporation - 525,000
                          Dito Caree, LP - 208,000
      NUMBER OF           Pickup Charitable Remainder Unitrust II - 25,000
        SHARES            DRP Charitable Remainder Unitrust - 25,000
     BENEFICIALLY         TMP Charitable Remainder Unitrust - 25,000
       OWNED BY       ----------------------------------------------------------
         EACH         8   SHARED VOTING POWER
      REPORTING                  NONE
        PERSON        ----------------------------------------------------------
         WITH         9   SOLE DISPOSITIVE POWER
                          (SAME AS ITEM 7 ABOVE)
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                                 NONE
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      (SAME AS ITEM 7 ABOVE) TOTAL SHARES OWNED - 808,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       Dito Devcar Corporation - 4.55%
       Dito Caree, LP - 1.80%
       TMP Charitable Remainder Unitrust - .22%
       Pickup Charitable Remainder Unitrust II - .22%
       DRP Charitable Remainder Unitrust - .22%
       TOTAL - 7.00%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
Richard H. Pickup - IN              Pickup Charitable Remainder Unitrust II - CO
Dito Devcar Corporation - CO        DRP Charitable Remainder Unitrust - CO
Dito Caree, LP - PN                 TMP Charitable Remainder Unitrust - CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7

ITEM 1.   SECURITY AND ISSUER

          This Schedule 13D relates to shares of Common Stock ("Shares") of ENCAD, Inc., a Delaware corporation ("ENCAD") whose executive offices are located at 6059 Cornerstone Court West, San Diego, California 92121. Shares of ENCAD are traded on the NASDAQ over the counter National Market system under the trading symbol of ENCD.

ITEM 2.   IDENTITY AND BACKGROUND

          This Schedule 13D is an original filing and is filed by Dito Caree, LP, a Nevada limited partnership ("Caree"), Richard H. Pickup, an individual ("Mr. Pickup"), Dito Devcar Corporation, a Nevada corporation ("Devcar"), Pickup Charitable Remainder Unitrust II, a charitable unitrust ("Pickup Trust"), DRP Charitable Remainder Unitrust, a charitable unitrust ("DRP Trust"), and TMP Charitable Remainder Unitrust, a charitable unitrust ("TMP Trust"). It is acknowledged that Mr. Pickup, directly or indirectly, controls for securities law purposes or is a beneficiary of each of the entities identified as holding Shares. By reason of his control or beneficial interest in such entities, it is acknowledged that Mr. Pickup and each of the entities identified herein are a "group" concerning the acquisition and holding of Shares, although no formal arrangement, agreement or understanding has been entered into by and between Mr. Pickup and/or any of the entities concerning the Shares, the holding or disposition of the Shares, or the acquisition of additional Shares.

          The filing of this Schedule 13D is to disclose the acquisition of Shares by the reporting entities which, based upon a total of 11,539,400 Shares, represents over 5% of the issued and outstanding Shares of ENCAD. This Schedule 13D is being filed by the following individuals and entities:

          A. Richard H. Pickup ("Mr. Pickup") is an individual whose business address is 610 Newport Center Drive, Suite 1300, Newport Beach, California 92660. Mr. Pickup beneficially owns no ENCAD Shares and it is not anticipated at this time that he shall acquire any Shares; however, such acquisition cannot be ruled out in the future, for either the short term or the long term. Although Mr. Pickup does not own any ENCAD Shares, he is deemed to control or represent a beneficiary of the other filing persons herein.

          B. Dito Caree, LP ("Caree") is a Nevada limited partnership which currently owns 208,000 Shares. Caree was organized to transact business as a limited partnership within the State of Nevada and its mailing address is 3753 Howard Hughes Parkway, Suite 200, Las Vegas, Nevada 89109. The current General Partner of Caree is Gamebusters, Inc., a Nevada corporation, whose business address is 3753 Howard Hughes Parkway, Suite 200, Las Vegas, Nevada 89109, with the officers being David G. Hehn, as President and Secretary/Treasurer, and the directors being David B. Hehn and Richard H. Pickup.

          C. Dito Devcar Corporation ("Devcar") is a Nevada corporation which currently owns 525,000 Shares. Devcar was organized to transact business as a corporation within the State of Nevada and its mailing address is 3753 Howard Hughes Parkway, Suite 200, Las Vegas, Nevada 89109. The current officers and directors of Devcar are David B. Hehn and Richard H. Pickup. Mr. Pickup controls a substantial number of Devcar Shares.

          D. Pickup Charitable Remainder Unitrust II ("Pickup Trust") is a charitable unitrust which currently owns 25,000 Shares. The Pickup Trust was established pursuant to the laws of the State of Nevada and its mailing address id 3753 Howard Hughes Parkway, Suite 200, Las Vegas, Nevada 89109. The Trustee of the Pickup Trust is Richard H. Pickup.

          E. DRP Charitable Remainder Unitrust ("DRP Trust") is a charitable unitrust which currently owns 25,000 Shares. The DRP Trust was established pursuant to the laws of the State of Nevada and its mailing address is 3753 Howard Hughes Parkway, Suite 200, Las Vegas, Nevada 89109. The Trustee of the Pickup Trust is designated by Richard H. Pickup.

          F. TMP Charitable Remainder Unitrust ("TMP Trust") is a charitable unitrust which currently owns 25,000 Shares. The TMP Trust was established pursuant to the laws of the State of Nevada and its mailing address is 3753 Howard Hughes Parkway, Suite 200, Las Vegas, Nevada 89109. The Trustee of the Pickup Trust is designated by Richard H. Pickup.

          Over the past five years, none of the filing persons, nor any of the entities identified hereinabove, including any officer or director of any corporation identified herein, or any trustee of any trust identified herein, or any general partner of any partnership identified herein, have (1) been convicted in a criminal proceeding, or (2) been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of or prohibitions or mandating activity subject to federal or state securities laws or finding any violations with respect to such laws.

          Although Richard H. Pickup is the controlling person or beneficiary of the reporting entities, and it is acknowledged that he exercises sufficient control in order to consider the entities to be treated with Mr. Pickup as a "group," there exists no agreements or understandings, either in writing or orally, between Mr. Pickup and any other reporting entity concerning the Shares, nor as between any of the reporting entities concerning their Shares, nor the holding, voting or acquisition or disposition of any Shares of ENCAD.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The transaction giving rise to the filing of this Schedule 13D involves the acquisition by certain of the reporting entities of Shares of ENCAD, which acquisitions have resulted in the reporting entities, as a "group," holding more than 5% of all of the issued and outstanding Shares of ENCAD.

          Prior to February 1, 1998, each of the reporting entities (excepting Mr. Pickup, who had acquired no Shares) had acquired and held 334,000 Shares. From and after February 1, 1998 (commencing on February 20, 1998), the reporting entities acquired an additional 474,000 Shares, resulting in a total of Shares held by all reporting entities as of the date of filing this Schedule 13D of 808,000 Shares. Those Shares acquired by each of the reporting entities from and after February 1, 1998 are as detailed and disclosed in Item 5 hereinbelow.

          All Shares acquired by the reporting entities were acquired in open market brokered transactions, with those Shares acquired since February 1, 1998 being acquired at the price per Share and at the total cost as disclosed in
Item 5 hereinbelow.

          All Shares acquired by the reporting entities were acquired by cash transactions which were acquired by use of funds representing working capital or principal funds of each of the entities acquiring Shares.

ITEM 4.  PURPOSE OF TRANSACTION

          Each of the filing persons has purchased the Shares of ENCAD for investment purposes only and no agreement, formal or informal, written or oral, has been entered into by and between any of the filing persons (or any other person or entity) concerning the formation of any group nor the taking of any form of group action. From time to time, as existing shareholders of ENCAD, certain of the reporting entities may have made inquiries of ENCAD concerning its business operations; however, no form of proposal, understanding or any other form of arrangements have been made, proposed or discussed during at any time with ENCAD, or any of its management personnel.

     None of the filing persons have entered into any commitment, understanding or binding obligation with one or more of the filing persons or any third party concerning the acquisition or disposition of Shares. Rights of the filing persons shall include the making of further acquisitions of Shares from one or more sellers, either through open market purchases or in privately negotiated transactions, and in disposing of all or any portion of the Shares of ENCAD common stock held by all or any of the filing persons to one or more purchasers, either through open market or in privately negotiated transactions. None of the filing persons, including Mr. Richard H. Pickup, has any present plans in connection with any of the foregoing actions, nor any of those actions specified hereinbelow, however none of the foregoing or following actions by any of the filing persons can be ruled out in the future for either the short term or long term.

     None of the filing persons has any present plans or proposals which may relate to our result in:

     A. The acquisition or disposition by any person of any additional securities of the issue or the disposition of securities of the issuer;

     B. An extraordinary corporate transaction, such a merger, reorganization or liquidation involving the issuer or any of its subsidiaries;

     C. The sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     D. A change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies upon the board (except to vote for directors as may be elected by shareholders vote);

     E. Any material change in the present capitalization or dividend policy of the issuer;

     F.   Any material change in the issuer's business or corporate structure;

     G. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person:

     H. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     I. Causing a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     J.   Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

    As of the date of this filing, the filing persons as a group own 808,000 Shares of ENCAD. The following entities and individuals own the following
Shares:

    A.  Mr. Pickup currently owns none of the Shares of ENCAD.

    B. Caree currently owns 208,000 Shares of ENCAD. Caree's holdings of 208,000 Shares would represent approximately 1.80% of all outstanding Shares. The percentage of Caree's Shares are based upon a total of 11,539,400 Shares of Common Stock. Since February 1, 1998, Caree has engaged in the following transactions:

                                   (All Buys)

  DATE OF           SHARES           PRICE              TOTAL CONSID-
TRANSACTION        ACQUIRED         PER SHARE           ERATION PAID
-----------        --------         ---------           -------------
  3/08/98           12,000          $22.63830           $  271,659.55
  3/06/98           11,000           22.00762              242,983.85
  3/09/98           51,000           21.30128            1,086,365.10
  3/11/98           20,000           19.73268              394,653.55
  3/12/98           10,000           19.44286              194,428.55

  Total Shares Acquired: 104,000


    C. Devcar currently owns 525,000 Shares of ENCAD. Devcar's holdings of 525,000 Shares would represent approximately 4.55% of all outstanding Shares. The percentage of Devcar's Shares are based upon a total of 11,539,400 Shares of Common Stock. Since February 1, 1998, Devcar has engaged in the following transactions:

                                   (All Buys)

  DATE OF           SHARES           PRICE              TOTAL CONSID-
TRANSACTION        ACQUIRED         PER SHARE           ERATION PAID
-----------        --------         ---------           -------------
  2/20/98           10,000          $23.03036           $  230,303.55
  2/23/98            2,600           23.04137               59,907.55
  3/03/98           10,000           23.28036              232,803.55
  3/05/98           17,400           22.63820              393,904.75
  3/16/98           20,000           17.02018              340,403.55
  3/17/98           30,000           13.32672              399,801.55
  3/19/98           10,600           12.65533              134,146.55
  3/23/98           25,000           12.81014              320,253.55
  3/24/98           40,000           12.71309              508,623.55
  3/25/98           19,000           12.68444              241,004.45
  3/26/98           25,000           12.67264              318,816.05
  3/27/98           30,000           12.54092              376,227.55
  4/02/98           30,000           12.68262              380,478.55
  4/03/98           20,400           12.67642              258,599.05
  4/07/98           15,000           11.27020              169,053.00
  4/08/98           10,000           12.02000              120,200.00

  Total Shared Acquired: 315,000


          D. The Pickup Trust currently owns 25,000 Shares of ENCAD. The Pickup Trust's holdings of 25,000 Shares would represent approximately .22% of all outstanding Shares. The percentage of the Pickup Trust's Shares are based upon a total of 11,539,400 Shares of Common Stock. Since February 1, 1998, the Pickup Trust has engaged in the following transaction:

                                   (One Buy)


           Date of        Shares        Price             Total
         Transaction     Acquired     Per Share     Consideration Paid
         -----------     --------     ---------     ------------------
           4/06/98        25,000      $12.31184        $307,796.05

Total Shares Acquired: 25,000


          E. The DRP Trust currently owns 25,000 Shares of ENCAD. The DRP Trust's holdings of 25,000 Shares would represent approximately .22% of all outstanding Shares. The percentage of the DRP Trust's Shares are based upon a total of 11,539,400 Shares of Common Stock. Since February 1, 1998, the DRP Trust has engaged in the following transaction:

                                   (One Buy)


           Date of        Shares        Price             Total
         Transaction     Acquired     Per Share     Consideration Paid
         -----------     --------     ---------     ------------------
           4/06/98        15,000      $12.32170        $184,825.50

Total Shares Acquired: 15,000


          F. The TMP Trust currently owns 25,000 Shares of ENCAD. The TMP Trust's holdings of 25,000 Shares would represent approximately .22% of all outstanding Shares. The percentage of TMP Trust's Shares are based upon a total of 11,539,400 Shares of Common Stock. Since February 1, 1998, the TMP Trust has engaged in the following transactions:

                                  (Both Buys)


           Date of        Shares        Price             Total
         Transaction     Acquired     Per Share     Consideration Paid
         -----------     --------     ---------     ------------------
          4/03/98         7,000      $12.66551         $88,658.55
          4/06/98         8,000       12.33214          96,657.15

Total Shares Acquired: 15,000


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

          There are no contracts or agreements as to which any of reporting entities or persons are a party. No other form of contract, arrangement, agreement, understanding or relationship, written or oral, exists with respect to the securities of ENCAD between any of the entities or persons disclosed herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.



                                   SIGNATURE



            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  April 8, 1998                     DITO CAREE, LP. a Nevada
                                          limited partnership


                                          By:   GAMEBUSTERS, INC.,
                                                a Nevada corporation
                                                Its General Partner


                                                By:
                                                   ---------------------------
                                                    David B. Hehn, President


                                          /s/ RICHARD H. PICKUP
                                          --------------------------------
                                          Richard H. Pickup
                                          An individual



                                          DITO DEVCAR CORPORATION


                                          By:
                                             ------------------------------
                                             David B. Hehn, President



                                          PICKUP CHARITABLE REMAINDER
                                          UNITRUST II

                                          By:   /s/ RICHARD H. PICKUP
                                             ------------------------------
                                             Richard H. Pickup, Trustee




                                          DRP CHARITABLE REMAINDER
                                          UNITRUST

                                          By:   /s/ RICHARD H. PICKUP
                                             ------------------------------
                                             Richard H. Pickup, Trustee




                                          TMP CHARITABLE REMAINDER
                                          UNITRUST

                                          By:   /s/ RICHARD H. PICKUP
                                             ------------------------------
                                             Richard H. Pickup, Trustee

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.



                                   SIGNATURE



            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  April 8, 1998                     DITO CAREE, LP. a Nevada
                                          limited partnership


                                          By:   GAMEBUSTERS, INC.,
                                                a Nevada corporation
                                                Its General Partner


                                                By:  /s/ DAVID B. HEHN
                                                   ---------------------------
                                                    David B. Hehn, President



                                          --------------------------------
                                          Richard H. Pickup
                                          An individual



                                          DITO DEVCAR CORPORATION


                                          By:  /s/ DAVID B. HEHN
                                             ------------------------------
                                             David B. Hehn, President



                                          PICKUP CHARITABLE REMAINDER
                                          UNITRUST II

                                          By:
                                             ------------------------------
                                             Richard H. Pickup, Trustee




                                          DRP CHARITABLE REMAINDER
                                          UNITRUST

                                          By:
                                             ------------------------------
                                             Richard H. Pickup, Trustee




                                          TMP CHARITABLE REMAINDER
                                          UNITRUST

                                          By:
                                             ------------------------------
                                             Richard H. Pickup, Trustee










                                      -8-